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                                                                       EXHIBIT 3
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[PROVANT LOGO]


                                  NEWS RELEASE


                                             FOR IMMEDIATE RELEASE
                                             For additional information contact:
                                                  Ariel Ruhlman

                                                  617-772-7412

            PROVANT, INC. ADOPTS PREFERRED STOCK PURCHASE RIGHTS PLAN

     Boston, MA. - July 18, 2000 - Provant, Inc. (NASDAQ:POVT), the world's largest performance improvement training and development company, announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan pursuant to which one share purchase right will be distributed for each share of Provant common stock held as of the close of business on July 28, 2000. The Rights Plan is designed to ensure that all Provant stockholders receive fair and equal treatment in the event of a proposed takeover of the Company and to deter unfair takeover tactics which might provide inadequate value to shareholders. "Although we do not know of any plan to acquire Provant, we believe the adoption of the Rights Plan is a prudent step," said Reg Murphy, Provant's Chairman of the Board.

     The Rights are intended to enable all Provant stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The rights which expire July 28, 2010 will be exercisable only if a person or group acquires 15% or more of Provant's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each right will entitle stockholders to buy one-hundredth of a share of a new series of preferred stock of the Company at an exercise price of $25 per share. Until the Rights become exercisable, they will trade with the Company's Common Stock as a unit. The Rights distribution is not taxable to stockholders. Additional details concerning the terms of the Shareholder Rights Plan will be outlined in a letter which will be mailed to stockholders following the July 28, 2000 record date.

     If after the public announcement that a person or group has acquired 15% or more of Provant's common stock, Provant is acquired in a merger or other business combination transaction, or sells or otherwise transfers 50% or more of the value of its assets or earning power, each Right will entitle its holders to purchase, at the Right's then current exercise price, a number of the acquiring company's shares having a market value at that time of twice the Right's exercise price. In addition, if a person or group acquires 15% or more of Provant's outstanding common stock, OTHER than pursuant to a cash tender offer for all shares in which such person or group increases its ownership to 90% or more of the outstanding shares of common stock, each Right will entitle its holder (other than such person or group)


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to purchase, at the Right's then current exercise price, a number of Provant's common shares having a market value of twice the Right's exercise price.

     Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one-hundredth of a share of the new series of preferred stock) per Right. This provision will have an economically dilutive effect on the acquirer, and provide a corresponding benefit to the remaining rights holders, that is comparable to the flip-in without requiring rights holders to go through the process and expense of exercising their Rights.

     Prior to the first public announcement of the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock (but not thereafter), the Rights are redeemable for $.01 per Right at the option of the Board of Directors.

     The dividend distribution will be made on July 28, 2000, payable to stockholders of record on that date. The Rights distribution is not taxable to stockholders.

     As the world's largest performance improvement training and development company, Provant helps its clients maximize their effectiveness and profitability by improving the performance of their people. Provant's clients include Fortune 1,000 companies. The Company offers integrated solutions that produce measurable results by strengthening the performance and productivity of both individual employees and organizations as a whole.

     For the latest Provant news or to request faxed or mailed information about Provant, call the Company's toll-free shareholder communications service at 1-877-PROVANT. This service is available 24 hours a day, seven days a week. Shareholder information is also available on the World Wide Web at www.provant.com.

This news release may include statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of any number of factors, including the Company's limited combined operating history, risks related to cross-selling, conversion to technology-based delivery methods and acquisitions, dependence on key personnel and fluctuations in quarterly results. These factors and others are more fully discussed in the Company's SEC filings.